

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170096

DIVISION OF
CORPORATION FINANCE

January 10, 2017

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Marriott International, Inc.
Incoming letter dated December 9, 2016

Dear Ms. Ising:

This is in response to your letters dated December 9, 2016 and January 6, 2017 concerning the shareholder proposal submitted to Marriott by Myra K. Young. We also have received letters on the proponent's behalf dated December 12, 2016, December 16, 2016, January 2, 2017 and January 8, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 10, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Marriott International, Inc.
Incoming letter dated December 9, 2016

The proposal relates to director nominations.

We are unable to concur in your view that Marriott may exclude the proposal under rule 14a-8(h)(3). Accordingly, we do not believe that Marriott may omit the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Brigitte Lippmann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 8, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Marriott International Inc. (MAR)
Proxy Access
Myra K. Young

Ladies and Gentlemen:

This is in regard to the December 9, 2016 no-action request.

The company still has not cited any precedent since the proponent December 12, 2016 letter in which a no action request was decided in favor of a company because a company said in its no action request that the prior year presenter was recognized at the proper time during the annual meeting and asked that the proposal be considered.

The company did not cite any precedent of a proposal announced as "presented" at the annual meeting by the company.

The company has not explained why the company announced the proposal as "defeated" 2-times in the company "transcript" instead of "out of order."

To be consistent with the company phraseology one would have to say that Hillary Clinton and Chris Christie were both defeated in the November election.

Please see the circles on page 2 and page 8 of the attached "transcript" provided by the company.

Additionally the company did not say one word related to the topics of its own proposals so perhaps the company did not have a proper 2016 annual meeting to begin with.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Bancroft S. Gordon <Bancroft.Gordon@marriott.com

141223214051

Marriott International, Inc. Annual Shareholder Meeting
May 6, 2016

C: Bill Marriott; Marriott International, Inc.; Executive Chairman, Chairman of the Board
C: Arne Sorenson; Marriott International, Inc.; President, CEO

P: Darrell Davis;; Shareholder
P: Cecily Christian;; Shareholder
P: Charles Chester;; Shareholder

+++ presentation
Bill Marriott^ Good morning, and welcome to all of you. I'm Bill Marriott, Executive Chairman of Marriott International, and we welcome you to the 2016 Annual Meeting of our Shareholders. I'm pleased to announce that based on our confidence in the company's future, our Board of Directors has declared a cash dividend of $0.30 per share of common stock payable on June 30, 2016 to shareholders of record on May 20, 2016. Our company has paid a stock or cash dividend every year since going public in 1953. Our announcement today continues our focus on delivering shareholder value.

The meeting is now called to order. Let me remind you that some of our remarks today are not historical facts and are considered forward-looking statements under federal securities laws. These statements are subject to numerous risks and uncertainties, as described in our SEC filings, which could cause future results to differ materially from those expressed in or implied by our comments. Keeping with SEC regulations, we will also post a reconciliation of any non-GAAP financial measurements that we refer to today on marriott.com/investor.

I'd like to introduce and recognize the individuals on this stage. Would you please hold your applause until they are all standing. Starting on my far left, Bancroft Gordon, Corporate Secretary; Edward Ryan, Executive Vice President and General Counsel; and Arne Sorenson, President and CEO, as well as a member of our Board of Directors.

Now I'd like to recognize the other members of our board who are with us today, and seated in the front row. Please stand as I call your name. Starting on my right, Mary K. Bush, Deborah Marriott Harrison, Frederick A. Henderson, Lawrence W. Kellner, Debra Lee, George Munoz, Stephen S. Reinemund, Mitt Romney, and Susan Schwab.

Thank you. Our corporate secretary has reported to me that in compliance with the bylaws, mailing of the notice of the meeting beginning on April 6, 2016, to shareholders of record as of March 14, 2016. He also reports that majority of the issued and outstanding shares are represented at this meeting, either in person or by proxy. Accordingly, a quorum exists.

At this point, I have determined that we should proceed with the matters to be voted upon. The only appropriate matters to be voted upon at the meeting were set forth in our proxy statement. One such matter is a proposal submitted by a Ms. [Myra Young]. I will now call on Ms. Young's representative to formally present the proposal to our meeting. Is the representative here?

Unidentified Participant^ All right, good morning, Mr. Chairman, Board of Directors. I was told this was going to be an efficient meeting but I'm impressed. Corporate governance is pivotal to the success of all companies and certainly to Marriott. One of the major dysfunctions with boards, generally, is the lack of true allegiance of the directors to shareholders. They are, after all, our agents. In an ideal world, there would be a competition to become a director. There would be more than one person vying for the seat just as we do with political offices.

We don't have that yet. Ideally, directors would win with a majority vote. They would at least attract most of the support of shareholders. But at Marriott, we don't even have that. So, I would like for this to be considered, and I appreciate your attention. Thank you.

Bill Marriott^ Thank you for coming and appreciate your views. As disclosed in the company's proxy statement, since this matter has not been properly presented here, it will not be considered at this meeting. However, I have determined that we should proceed with the matters to be voted upon. The only appropriate matters to be voted upon at the meeting were set forth in the proxy statement. For your information, the proxy, the proposal that was just presented has been defeated, and I guess we'll try again next year in (inaudible).

If anyone wishes to vote by ballot at this time, please raise your hand, and a ballot will be provided to you. When you're finished, raise your hand, we will collect your ballot.

The polls are now closed. While we're waiting for results, we'd like to show you some of the highlights of the year in a short video. This brings to life some of our past accomplishments. After the video, Arne Sorenson will make brief remarks. So let's -- on with the video.

(Video playing)

Arne Sorenson^ So, good morning, everyone. It's great to see you all. 2015 was a great year for Marriott International. And, of course, we announced our planned acquisition of Starwood Hotels and Resorts in November. This is an opportunity to create value by combining the distribution and strengths of Marriott and Starwood; enhancing our competitiveness in a quickly evolving marketplace. This greater scale should offer a wider choice of brands to consumers, improve economics to owners and franchisees, increase our unit growth, and enhance long-term value to shareholders. Today is the start of an incredible journey for our two companies.

A month ago, shareholders of both companies overwhelmingly approved proposals relating to the merger. We are awaiting approval from a few more regulators around the world, and we continue to look forward to a mid-2016 closing. We are excited to create the largest and we expect it to be the best lodging company in the world.

We are also proud of our 2015 performance and growth milestones. We added 300 hotels or nearly 52,000 rooms worldwide. Our development pipeline totaled 1,663 hotels with over 270,000 rooms at yearend. We are particularly pleased with the integration process of South Africa's leading hotel group, Protea Hotels, following our acquisition of that brand in 2014. Today, we are the largest hotel operator in Africa, and we continue to accelerate our growth and solidify our leadership position in the dynamic and growing African hotel market.

The integration of Delta Hotels and Resorts into our system is nearly complete, and we have robust plans for the expansion of the Delta brand outside of Canada. In fact, we just recently opened our first Delta Hotel in the U.S., in Orlando.

Here are a few more highlights from our 2015 performance. Worldwide revenue per available room increased just over 5% in constant dollars, and average daily rates increased 4%. Strong demand grew our worldwide occupancy to 74 percent. In 2015, approximately one-third of our hotel room openings were outside North America. More than 28 percent of our worldwide gross room nights booked in 2015 came through our digital platforms, marriott.com and Marriott Mobile. Our Marriott mobile app, alone, exceeded over $1 billion in gross bookings in 2015.

Our adjusted operating income margin, excluding cost-reimbursements, reached 47 percent, a five percentage point improvement over 2014. And diluted earnings per share totaled $3.15, an increase of 24 percent. We returned $2.2 billion to our shareholders, through sharing purchases and dividends during the year. Over the past five years we have returned nearly $8 billion. We remain committed to our "asset-light" strategy, which should continue to yield significant cash returns to shareholders over time.

With Marriott's Luxury and Lifestyle portfolio, including J.W. Marriott, Edition, the Ritz-Carlton, Autograph Collection, Renaissance Hotels, AC Hotels, and Moxy Hotels, we are appealing to guests who are used to working, staying, and playing how and where they want. Early in 2015, we opened the New York Edition in Midtown Manhattan. Eleven more Edition properties are in our development pipeline.

Our first two Moxy Hotels in North America opened in Tempe, Arizona and New Orleans, Louisiana. Our AC Hotels brand, imported from Europe, was introduced to the U.S. in 2014. And in 2015 we opened four AC Hotels. Combined, we signed nearly 60 AC Hotels and Moxy deals worldwide. And with Starwood's long track record in lifestyle space, together we expect to have even more compelling experiences to offer our guests.

Around the world, we have been growing and attracting new customers. In the United States, we opened 24,000 rooms in 2015, and we ended the year with a 27 percent share of all hotel rooms under construction, more than any other hotel company. Many of our new rooms in the U.S. are in our limited service brands, developed by franchisees that know both our products and are excited about our new brand offerings.

In Europe, Moxy Hotels already has 38 hotels and approximately 8,000 rooms in its development pipeline joining our other rapidly growing brands. We expect to reach 150,000 signed or open rooms in Europe, by 2020, a substantial increase from the 40,000 rooms in our system in 2010.

In the Asia Pacific region, we opened 22 hotels with 6,500 rooms, in 2015. Our Asia Pacific development pipeline totaled 273 hotels and approximately 73,000 rooms at yearend 2015. In early 2016, we announced our partnership with Eastern Crown Hotels, which will bring Fairfield by Marriott brand to China. Under the agreement, we expect to sign 140 hotels in five years, and we anticipate that 100 of those will open by 2021.

In Africa, we signed our first Marriott Hotels brand property in the region in 2015 in Johannesburg, South Africa. By 2020, we expect our brands, including the Protea brand, will expand from 10 African countries to 16; adding an additional 32 properties across eight brands. We expect that our Kigali Marriott Hotel in Rwanda will open in 2016, and it will be the largest hotel in that country.

We continue to focus on new hotel development that can provide sustainable economic activity and local employment, particularly in emerging markets where tourism is a major driver of new jobs and economic growth. In Haiti, we and our owner partner developed an environmentally friendly hotel in Port-au-Prince that is providing much-needed jobs to Haitian residents.

This tremendous growth could not have come without pushing ourselves and our boundaries. We have and will continue to invest in the technology that our customers want, embracing everything mobile, and ensuring the Wi-Fi at our properties meets the demands of today's tech-savvy consumer.

We were the first hotel to offer mobile check-in and check-out across our full portfolio. In 2015, we started an initiative to communicate the power of our portfolio and the benefits of Marriott Rewards membership, which along with Ritz-Carlton Rewards has grown to 56 million members. In 2015, we also became the first global hospitality company to offer Apple Pay, another step in a series of innovative mobile and digital travel services that enable guests to connect with us. We are looking forward to a solid 2016. And for our Legacy Marriott business, we expect 3% to 5% worldwide constant dollar RevPAR growth and 7% new net rooms growth to our system.

Given our good news over the years, I'm often asked, what's the key to Marriott's success? In a word: Culture. In two: Bill Marriott.

Bill Marriott and his family developed this company with such foresight that they embedded into it core values that continue to live and inspire us across generations. Putting people first, pursuing excellence, embracing change, acting with integrity, and serving our world. This is what makes us different. These are how we define our success. This is the consistent thread that connects us to the communities where we live and work as we grow around the world.

In closing, I'd like to express my appreciation to our board of directors, to our associates, and our shareholders for helping us along this incredible journey. This will certainly be a milestone year for Marriott. Together, we will continue to aim even higher. Thank you.

Bill Marriott^ Before I report the results of the voting, Arne and I would be happy to take your questions. On your chair, you will find a card for your name and question. When you have a question, please fill out the card and hand it to the usher at the nearest microphone. Before we begin your questions, I'd like to make a few comments about Starwood.

I never imagined 60 years ago when we opened our first hotel that I would be involved in creating the largest and most powerful hotel company in the world. The Starwood transaction is the most significant transaction our company has ever undertaken, and when it's completed, we will have 30 great brands, 5,500 hotels, and 1,100,000 rooms. A worldwide platform [with command] distribution in lodging, soon every hotel in every city and town around the world will have a Marriott-branded product.

People often ask me, what is my strategy, and after thinking about it for a long time, I've come up with one word, and that's: more. More return for our shareholders, more opportunity for our associates, more profit for our hotel owners, and more hotels for our guests to choose from. I applaud Arne and his great team for creating this fantastic opportunity for Marriott. The result will be a truly awesome company.

Now, we'd be glad to take your comments and your questions. OK.

+++ q-and-a
Unidentified Company Representative^ Mr. Marriott, [Darrell Davis], from Crystal City, Virginia is here and would like to talk about a completed expansion ventures.

Darrell Davis^ Good morning, Mr. Marriott.

Bill Marriott^ Good morning.

Darrell Davis^ Mr. Sorenson --

Arne Sorenson^ Good morning.

Darrell Davis^ -- Mr. Ryan, Mr. Gordon, ladies and gentlemen of the board. My question to Marriott is now that the venture has been completed, what will we see from this joint venture? What should we expect to see from this joint venture with Starwood?

Bill Marriott^ Well, I just mentioned, I think, 5,500 hotels, 1,100,000 rooms, more opportunities for our Starwood people, more opportunities for Marriott people, more opportunities for our guests to have more places to stay, more cities and towns to go in, where they can earn their points, and maybe Arne would like to expand on that since he has been on the point on this whole transaction.

Arne Sorenson^ Well, I think we want to make sure we deliver quickly and steadily value and improvement to our associates, to our hotel customers and to the owners of our hotels. As you know, all of our hotels are owned by third-party real estate investors, and they invest where there will be return. So, if we can deliver, again, improvements to each of those three communities, we're absolutely convinced that that will drive shareholder value, which, of course is what we're about, here. And we think we need to do that on day one when we close and then over the next couple of years.

Darrell Davis^ Okay, great. Thank you.

Bill Marriott^ Thank you for your question.

Darrell Davis^ Also, sir, let me thank you for the Marriott in Haiti, it's very, very nice. [We appreciate it]

Bill Marriott^ Oh good. Okay, thank you. Next question?

Unidentified Company Representative^ Mr. Marriott, Mr. Sorenson, we have Ms. [Cecily Christian] from Columbia Maryland who has a question about the merging the culture between Starwood and Marriott hotels.

Cecily Christian^ Good morning, sir, thank you very much for the opportunity to ask this question. As the merger was taking place, I was reading online some of the blogs expressing concern about the merging of the two cultures and the level of customer service that people, especially at the platinum level, for both hotel brands, were concerned about the level of customer service, that human contact and understanding that there is that trend toward the emerging or younger clients who want the electronic engagement, there are still clients who want that personalized touch. And so, I was just wondering what kind of concern and attention is being given to that merge of cultures and the customer service.

Bill Marriott^ Go ahead, Arne.

Arne Sorenson^ So, those are two or one, maybe, really great question, but there are two pieces to it. One is the culture of operations, which for 89 years now, Marriott has really excelled at. And that starts with our people, of course. Mr. Marriott's father, I think

started by saying: Take care of the associate, the associate will take care of customer, and the customer will come back again and again. That is about human touch. And even for young tech-enabled travelers, we think everybody is interested in a genuine welcome, a friendly welcome, and that human touch. And so we want to make sure we preserve that, and we want to make sure that that part of Marriott's culture very much extends through the Starwood portfolio when the transaction is closed.

A second part of your question really is about the elite members in Marriott Rewards and SPG, their loyalty program. And it's not surprising. The Marriott Rewards folks are most loyal to Marriott Rewards and the SPG elites are most loyal to the Starwood program. One of the primary reasons we're doing this is we think we can create that much deeper a connection with our customers through these loyalty programs. And we'll only do that if they believe we're true to the commitment that they have had historically. So, we want to make sure that their current benefits and what they like are protected, and that, in fact, we grow a program that allows us to connect with each of them more individually, better, seamlessly, and that they can work with us to co-create travel. So, we're really excited, actually. There's more upside we think in this than there is downside risk.

Cecily Christian^ (Inaudible - microphone inaccessible) one program?

Arne Sorenson^ Eventually, yes.

Bill Marriott^ Next question?

Unidentified Company Representative^ Mr. Marriott, Mr. [Charles Chester] from Bethesda, Maryland would like to make a comment about the new boards and business model.

Charles Chester ^ Good morning, Bill.

Bill Marriott^ Good morning.

Charles Chester^ A pleasure to see you. I think I mentioned last year I've met you before at the Kennedy Center Gala. We had some pictures together. Thank you, again, for that.

Bill Marriott^ Thank you.

Charles Chester ^ So, I'm a proud stockholder and Rewards member. I've done some local legal work for the General Counsel's office so I'm proud to be here today. My question this year is about your business model with the new branding. And maybe Bill or Arne could take this. I know, Arne, you mentioned the franchising over time has been more management in franchising. As a business model, with the new brands, like Moxy and some of the others that you mentioned around the world, is that business model continuing? Or will there be corporate ownership? Can you differentiate?

Bill Marriott^ Let me say one thing. We're not going to own hotels. Arne, the rest is up to you.

Arne Sorenson^ I think sitting here today, we have roughly 4,500 hotels in our system. We own less than 10, and those 10 are essentially all for sale. Maybe not formally for sale, but we're not long-term holders of any real estate. And so our plan very much growing around the world is to grow with local partners. That becomes important not just from a financial model. But you look in the rest of the world to developing real estate, we don't have any expertise. And the notion of trying be a real estate developer in China, or in Africa, or name the country, is a local expert's game. And so we need to make sure we always have local real estate owners who are going to own those hotels.

Charles Chester^ Well, that makes sense in terms of your bottom line and a lot of other things.

Arne Sorenson^ Yes.

Charles Chester^ Thank you.

Bill Marriott^ Thank you. Other questions? No more questions? Going, going, gone. OK, here are the results of the voting based on preliminary voting results. Each of the director nominees is elected, each company proposal passed, and a shareholder proposal was defeated. We'll provide final result figures once the numbers are confirmed as final by Computershare. I will now entertain a motion to adjourn.

Unidentified Company Representative^ Motion

Bill Marriott^ Second?

Unidentified Participant^ Second.

Unidentified Participant^ Second.

Bill Marriott^ All in favor, aye?

Unidentified Company Members and Participants: Aye.

Bill Marriott^ Thank you for coming. The meeting's adjourned.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

January 6, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Marriott International, Inc.*
Supplemental Letter Regarding Stockholder Proposal of Myra K. Young
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On December 9, 2016, we submitted a letter (the "No-Action Request") on behalf of Marriott International, Inc. (the "Company") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "2017 Proposal") and statement in support thereof received from Myra K. Young (the "Proponent"). The No-Action Request demonstrates that the 2017 Proposal properly may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(h)(3) because neither the Proponent nor her qualified representative presented the Proponent's stockholder proposal (the "2016 Proposal") contained in the Company's 2016 proxy statement at the Company's 2016 Annual Meeting of Stockholders (the "2016 Annual Meeting").

On January 2, 2017, a representative of the Proponent, John Chevedden, submitted a letter to the Staff responding to the No-Action Request (the "Response"). *See* Exhibit A. The Response questions the authenticity of the excerpt from the 2016 Annual Meeting transcript included in the No-Action Request. We write supplementally to respond.

Please find attached as Exhibit B the complete transcript of the 2016 Annual Meeting, which was prepared and provided to the Company by Nasdaq based on a webcast of the 2016 Annual Meeting. The highlighted portion in Exhibit B clearly shows the remarks of the Proponent's representative related to the implementation of a majority voting standard in director elections, which is entirely unrelated to the subject matter of the 2016 Proposal. Further, we note that the excerpt of the 2016 Annual Meeting that we provided as Exhibit E to the No-Action Request fully reflects the relevant portion of the 2016 Annual Meeting. The Proponent's representative made no subsequent remarks at the 2016 Annual Meeting, and, as shown in Exhibit B, the only other instance during the 2016 Annual Meeting that the

2016 Proposal was mentioned was when preliminary voting results were reported at the end of the 2016 Annual Meeting.

CONCLUSION

Based upon the foregoing analysis, and our arguments set forth in the No-Action Request, we reiterate our request that the Staff concur that it will take no action if the Company excludes the 2017 Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Bancroft S. Gordon, the Company's Vice President, Assistant General Counsel and Corporate Secretary, at (301) 380-6601.

Sincerely,



Elizabeth A. Ising

Enclosures

cc: Bancroft S. Gordon, Marriot International, Inc.
John Chevedden
Myra K. Young

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 2, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Marriott International Inc. (MAR)
Proxy Access
Myra K. Young

Ladies and Gentlemen:

This is in regard to the December 9, 2016 no-action request.

The information provided on the so-called annual meeting transcript is stretchy. The company leaves the reader to guess whether it was taken from a full transcript that can be authenticated. The company does not say whether its usual practice is to transcribe its annual meeting and whether it was intended to take an annual meeting transcript or annual meeting segment transcript before the meeting started – or only afterwards which might involve some improvising. The company provided no DVD of the annual meeting. It is the company that has the burden of proof.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Bancroft S. Gordon <Bancroft.Gordon@marriott.com

EXHIBIT B

141223214051

Marriott International, Inc. Annual Shareholder Meeting
May 6, 2016

C: Bill Marriott; Marriott International, Inc.; Executive Chairman, Chairman of the Board
C: Arne Sorenson; Marriott International, Inc.; President, CEO

P: Darrell Davis;; Shareholder
P: Cecily Christian;; Shareholder
P: Charles Chester;; Shareholder

+++ presentation
Bill Marriott^ Good morning, and welcome to all of you. I'm Bill Marriott, Executive Chairman of Marriott International, and we welcome you to the 2016 Annual Meeting of our Shareholders. I'm pleased to announce that based on our confidence in the company's future, our Board of Directors has declared a cash dividend of $0.30 per share of common stock payable on June 30, 2016 to shareholders of record on May 20, 2016. Our company has paid a stock or cash dividend every year since going public in 1953. Our announcement today continues our focus on delivering shareholder value.

The meeting is now called to order. Let me remind you that some of our remarks today are not historical facts and are considered forward-looking statements under federal securities laws. These statements are subject to numerous risks and uncertainties, as described in our SEC filings, which could cause future results to differ materially from those expressed in or implied by our comments. Keeping with SEC regulations, we will also post a reconciliation of any non-GAAP financial measurements that we refer to today on marriott.com/investor.

I'd like to introduce and recognize the individuals on this stage. Would you please hold your applause until they are all standing. Starting on my far left, Bancroft Gordon, Corporate Secretary; Edward Ryan, Executive Vice President and General Counsel; and Arne Sorenson, President and CEO, as well as a member of our Board of Directors.

Now I'd like to recognize the other members of our board who are with us today, and seated in the front row. Please stand as I call your name. Starting on my right, Mary K. Bush, Deborah Marriott Harrison, Frederick A. Henderson, Lawrence W. Kellner, Debra Lee, George Munoz, Stephen S. Reinemund, Mitt Romney, and Susan Schwab.

Thank you. Our corporate secretary has reported to me that in compliance with the bylaws, mailing of the notice of the meeting beginning on April 6, 2016, to shareholders of record as of March 14, 2016. He also reports that majority of the issued and outstanding shares are represented at this meeting, either in person or by proxy. Accordingly, a quorum exists.

At this point, I have determined that we should proceed with the matters to be voted upon. The only appropriate matters to be voted upon at the meeting were set forth in our proxy statement. One such matter is a proposal submitted by a Ms. [Myra Young]. I will now call on Ms. Young's representative to formally present the proposal to our meeting. Is the representative here?

Unidentified Participant^ All right, good morning, Mr. Chairman, Board of Directors. I was told this was going to be an efficient meeting but I'm impressed. Corporate governance is pivotal to the success of all companies and certainly to Marriott. One of the major dysfunctions with boards, generally, is the lack of true allegiance of the directors to shareholders. They are, after all, our agents. In an ideal world, there would be a competition to become a director. There would be more than one person vying for the seat just as we do with political offices.

We don't have that yet. Ideally, directors would win with a majority vote. They would at least attract most of the support of shareholders. But at Marriott, we don't even have that. So, I would like for this to be considered, and I appreciate your attention. Thank you.

Bill Marriott^ Thank you for coming and appreciate your views. As disclosed in the company's proxy statement, since this matter has not been properly presented here, it will not be considered at this meeting. However, I have determined that we should proceed with the matters to be voted upon. The only appropriate matters to be voted upon at the meeting were set forth in the proxy statement. For your information, the proxy, the proposal that was just presented has been defeated, and I guess we'll try again next year in (inaudible).

If anyone wishes to vote by ballot at this time, please raise your hand, and a ballot will be provided to you. When you're finished, raise your hand, we will collect your ballot.

The polls are now closed. While we're waiting for results, we'd like to show you some of the highlights of the year in a short video. This brings to life some of our past accomplishments. After the video, Arne Sorenson will make brief remarks. So let's -- on with the video.

(Video playing)

Arne Sorenson^ So, good morning, everyone. It's great to see you all. 2015 was a great year for Marriott International. And, of course, we announced our planned acquisition of Starwood Hotels and Resorts in November. This is an opportunity to create value by combining the distribution and strengths of Marriott and Starwood; enhancing our competitiveness in a quickly evolving marketplace. This greater scale should offer a wider choice of brands to consumers, improve economics to owners and franchisees, increase our unit growth, and enhance long-term value to shareholders. Today is the start of an incredible journey for our two companies.

A month ago, shareholders of both companies overwhelmingly approved proposals relating to the merger. We are awaiting approval from a few more regulators around the world, and we continue to look forward to a mid-2016 closing. We are excited to create the largest and we expect it to be the best lodging company in the world.

We are also proud of our 2015 performance and growth milestones. We added 300 hotels or nearly 52,000 rooms worldwide. Our development pipeline totaled 1,663 hotels with over 270,000 rooms at yearend. We are particularly pleased with the integration process of South Africa's leading hotel group, Protea Hotels, following our acquisition of that brand in 2014. Today, we are the largest hotel operator in Africa, and we continue to accelerate our growth and solidify our leadership position in the dynamic and growing African hotel market.

The integration of Delta Hotels and Resorts into our system is nearly complete, and we have robust plans for the expansion of the Delta brand outside of Canada. In fact, we just recently opened our first Delta Hotel in the U.S., in Orlando.

Here are a few more highlights from our 2015 performance. Worldwide revenue per available room increased just over 5% in constant dollars, and average daily rates increased 4%. Strong demand grew our worldwide occupancy to 74 percent. In 2015, approximately one-third of our hotel room openings were outside North America. More than 28 percent of our worldwide gross room nights booked in 2015 came through our digital platforms, marriott.com and Marriott Mobile. Our Marriott mobile app, alone, exceeded over $1 billion in gross bookings in 2015.

Our adjusted operating income margin, excluding cost-reimbursements, reached 47 percent, a five percentage point improvement over 2014. And diluted earnings per share totaled $3.15, an increase of 24 percent. We returned $2.2 billion to our shareholders, through sharing purchases and dividends during the year. Over the past five years we have returned nearly $8 billion. We remain committed to our "asset-light" strategy, which should continue to yield significant cash returns to shareholders over time.

With Marriott's Luxury and Lifestyle portfolio, including J.W. Marriott, Edition, the Ritz-Carlton, Autograph Collection, Renaissance Hotels, AC Hotels, and Moxy Hotels, we are appealing to guests who are used to working, staying, and playing how and where they want. Early in 2015, we opened the New York Edition in Midtown Manhattan. Eleven more Edition properties are in our development pipeline.

Our first two Moxy Hotels in North America opened in Tempe, Arizona and New Orleans, Louisiana. Our AC Hotels brand, imported from Europe, was introduced to the U.S. in 2014. And in 2015 we opened four AC Hotels. Combined, we signed nearly 60 AC Hotels and Moxy deals worldwide. And with Starwood's long track record in lifestyle space, together we expect to have even more compelling experiences to offer our guests.

Around the world, we have been growing and attracting new customers. In the United States, we opened 24,000 rooms in 2015, and we ended the year with a 27 percent share of all hotel rooms under construction, more than any other hotel company. Many of our new rooms in the U.S. are in our limited service brands, developed by franchisees that know both our products and are excited about our new brand offerings.

In Europe, Moxy Hotels already has 38 hotels and approximately 8,000 rooms in its development pipeline joining our other rapidly growing brands. We expect to reach 150,000 signed or open rooms in Europe, by 2020, a substantial increase from the 40,000 rooms in our system in 2010.

In the Asia Pacific region, we opened 22 hotels with 6,500 rooms, in 2015. Our Asia Pacific development pipeline totaled 273 hotels and approximately 73,000 rooms at yearend 2015. In early 2016, we announced our partnership with Eastern Crown Hotels, which will bring Fairfield by Marriott brand to China. Under the agreement, we expect to sign 140 hotels in five years, and we anticipate that 100 of those will open by 2021.

In Africa, we signed our first Marriott Hotels brand property in the region in 2015 in Johannesburg, South Africa. By 2020, we expect our brands, including the Protea brand, will expand from 10 African countries to 16; adding an additional 32 properties across eight brands. We expect that our Kigali Marriott Hotel in Rwanda will open in 2016, and it will be the largest hotel in that country.

We continue to focus on new hotel development that can provide sustainable economic activity and local employment, particularly in emerging markets where tourism is a major driver of new jobs and economic growth. In Haiti, we and our owner partner developed an environmentally friendly hotel in Port-au-Prince that is providing much-needed jobs to Haitian residents.

This tremendous growth could not have come without pushing ourselves and our boundaries. We have and will continue to invest in the technology that our customers want, embracing everything mobile, and ensuring the Wi-Fi at our properties meets the demands of today's tech-savvy consumer.

We were the first hotel to offer mobile check-in and check-out across our full portfolio. In 2015, we started an initiative to communicate the power of our portfolio and the benefits of Marriott Rewards membership, which along with Ritz-Carlton Rewards has grown to 56 million members. In 2015, we also became the first global hospitality company to offer Apple Pay, another step in a series of innovative mobile and digital travel services that enable guests to connect with us. We are looking forward to a solid 2016. And for our Legacy Marriott business, we expect 3% to 5% worldwide constant dollar RevPAR growth and 7% new net rooms growth to our system.

Given our good news over the years, I'm often asked, what's the key to Marriott's success? In a word: Culture. In two: Bill Marriott.

Bill Marriott and his family developed this company with such foresight that they embedded into it core values that continue to live and inspire us across generations. Putting people first, pursuing excellence, embracing change, acting with integrity, and serving our world. This is what makes us different. These are how we define our success. This is the consistent thread that connects us to the communities where we live and work as we grow around the world.

In closing, I'd like to express my appreciation to our board of directors, to our associates, and our shareholders for helping us along this incredible journey. This will certainly be a milestone year for Marriott. Together, we will continue to aim even higher. Thank you.

Bill Marriott^ Before I report the results of the voting, Arne and I would be happy to take your questions. On your chair, you will find a card for your name and question. When you have a question, please fill out the card and hand it to the usher at the nearest microphone. Before we begin your questions, I'd like to make a few comments about Starwood.

I never imagined 60 years ago when we opened our first hotel that I would be involved in creating the largest and most powerful hotel company in the world. The Starwood transaction is the most significant transaction our company has ever undertaken, and when it's completed, we will have 30 great brands, 5,500 hotels, and 1,100,000 rooms. A worldwide platform [with command] distribution in lodging, soon every hotel in every city and town around the world will have a Marriott-branded product.

People often ask me, what is my strategy, and after thinking about it for a long time, I've come up with one word, and that's: more. More return for our shareholders, more opportunity for our associates, more profit for our hotel owners, and more hotels for our guests to choose from. I applaud Arne and his great team for creating this fantastic opportunity for Marriott. The result will be a truly awesome company.

Now, we'd be glad to take your comments and your questions. OK.

+++ q-and-a
Unidentified Company Representative^ Mr. Marriott, [Darrell Davis], from Crystal City, Virginia is here and would like to talk about a completed expansion ventures.

Darrell Davis^ Good morning, Mr. Marriott.

Bill Marriott^ Good morning.

Darrell Davis^ Mr. Sorenson --

Arne Sorenson^ Good morning.

Darrell Davis^ -- Mr. Ryan, Mr. Gordon, ladies and gentlemen of the board. My question to Marriott is now that the venture has been completed, what will we see from this joint venture? What should we expect to see from this joint venture with Starwood?

Bill Marriott^ Well, I just mentioned, I think, 5,500 hotels, 1,100,000 rooms, more opportunities for our Starwood people, more opportunities for Marriott people, more opportunities for our guests to have more places to stay, more cities and towns to go in, where they can earn their points, and maybe Arne would like to expand on that since he has been on the point on this whole transaction.

Arne Sorenson^ Well, I think we want to make sure we deliver quickly and steadily value and improvement to our associates, to our hotel customers and to the owners of our hotels. As you know, all of our hotels are owned by third-party real estate investors, and they invest where there will be return. So, if we can deliver, again, improvements to each of those three communities, we're absolutely convinced that that will drive shareholder value, which, of course is what we're about, here. And we think we need to do that on day one when we close and then over the next couple of years.

Darrell Davis^ Okay, great. Thank you.

Bill Marriott^ Thank you for your question.

Darrell Davis^ Also, sir, let me thank you for the Marriott in Haiti, it's very, very nice. [We appreciate it]

Bill Marriott^ Oh good. Okay, thank you. Next question?

Unidentified Company Representative^ Mr. Marriott, Mr. Sorenson, we have Ms. [Cecily Christian] from Columbia Maryland who has a question about the merging the culture between Starwood and Marriott hotels.

Cecily Christian^ Good morning, sir, thank you very much for the opportunity to ask this question. As the merger was taking place, I was reading online some of the blogs expressing concern about the merging of the two cultures and the level of customer service that people, especially at the platinum level, for both hotel brands, were concerned about the level of customer service, that human contact and understanding that there is that trend toward the emerging or younger clients who want the electronic engagement, there are still clients who want that personalized touch. And so, I was just wondering what kind of concern and attention is being given to that merge of cultures and the customer service.

Bill Marriott^ Go ahead, Arne.

Arne Sorenson^ So, those are two or one, maybe, really great question, but there are two pieces to it. One is the culture of operations, which for 89 years now, Marriott has really excelled at. And that starts with our people, of course. Mr. Marriott's father, I think

started by saying: Take care of the associate, the associate will take care of customer, and the customer will come back again and again. That is about human touch. And even for young tech-enabled travelers, we think everybody is interested in a genuine welcome, a friendly welcome, and that human touch. And so we want to make sure we preserve that, and we want to make sure that that part of Marriott's culture very much extends through the Starwood portfolio when the transaction is closed.

A second part of your question really is about the elite members in Marriott Rewards and SPG, their loyalty program. And it's not surprising. The Marriott Rewards folks are most loyal to Marriott Rewards and the SPG elites are most loyal to the Starwood program. One of the primary reasons we're doing this is we think we can create that much deeper a connection with our customers through these loyalty programs. And we'll only do that if they believe we're true to the commitment that they have had historically. So, we want to make sure that their current benefits and what they like are protected, and that, in fact, we grow a program that allows us to connect with each of them more individually, better, seamlessly, and that they can work with us to co-create travel. So, we're really excited, actually. There's more upside we think in this than there is downside risk.

Cecily Christian^ (Inaudible - microphone inaccessible) one program?

Arne Sorenson^ Eventually, yes.

Bill Marriott^ Next question?

Unidentified Company Representative^ Mr. Marriott, Mr. [Charles Chester] from Bethesda, Maryland would like to make a comment about the new boards and business model.

Charles Chester ^ Good morning, Bill.

Bill Marriott^ Good morning.

Charles Chester^ A pleasure to see you. I think I mentioned last year I've met you before at the Kennedy Center Gala. We had some pictures together. Thank you, again, for that.

Bill Marriott^ Thank you.

Charles Chester ^ So, I'm a proud stockholder and Rewards member. I've done some local legal work for the General Counsel's office so I'm proud to be here today. My question this year is about your business model with the new branding. And maybe Bill or Arne could take this. I know, Arne, you mentioned the franchising over time has been more management in franchising. As a business model, with the new brands, like Moxy and some of the others that you mentioned around the world, is that business model continuing? Or will there be corporate ownership? Can you differentiate?

Bill Marriott^ Let me say one thing. We're not going to own hotels. Arne, the rest is up to you.

Arne Sorenson^ I think sitting here today, we have roughly 4,500 hotels in our system. We own less than 10, and those 10 are essentially all for sale. Maybe not formally for sale, but we're not long-term holders of any real estate. And so our plan very much growing around the world is to grow with local partners. That becomes important not just from a financial model. But you look in the rest of the world to developing real estate, we don't have any expertise. And the notion of trying be a real estate developer in China, or in Africa, or name the country, is a local expert's game. And so we need to make sure we always have local real estate owners who are going to own those hotels.

Charles Chester^ Well, that makes sense in terms of your bottom line and a lot of other things.

Arne Sorenson^ Yes.

Charles Chester^ Thank you.

Bill Marriott^ Thank you. Other questions? No more questions? Going, going, gone. OK, here are the results of the voting based on preliminary voting results. Each of the director nominees is elected, each company proposal passed, and a shareholder proposal was defeated. We'll provide final result figures once the numbers are confirmed as final by Computershare. I will now entertain a motion to adjourn.

Unidentified Company Representative^ Motion

Bill Marriott^ Second?

Unidentified Participant^ Second.

Unidentified Participant^ Second.

Bill Marriott^ All in favor, aye?

Unidentified Company Members and Participants: Aye.

Bill Marriott^ Thank you for coming. The meeting's adjourned.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 2, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Marriott International Inc. (MAR)
Proxy Access
Myra K. Young

Ladies and Gentlemen:

This is in regard to the December 9, 2016 no-action request.

The information provided on the so-called annual meeting transcript is stretchy. The company leaves the reader to guess whether it was taken from a full transcript that can be authenticated. The company does not say whether its usual practice is to transcribe its annual meeting and whether it was intended to take an annual meeting transcript or annual meeting segment transcript before the meeting started – or only afterwards which might involve some improvising. The company provided no DVD of the annual meeting. It is the company that has the burden of proof.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Bancroft S. Gordon <Bancroft.Gordon@marriott.com

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

December 16, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Marriott International Inc. (MAR)
Proxy Access
Myra K. Young

Ladies and Gentlemen:

This is in regard to the December 9, 2016 no-action request.

The company failed to give 2016 proxy notice of any special requirements it had in order for a proposal to be properly presented at the annual meeting. In related situations the Staff decided that companies needed to publish in the proxy any special requirement that impacted the presentation of a rule 14a-8 proposal.

Anyone reading the one-page transcript submitted by the company would plainly understand that Mr. Naylor was offering the proposal, e.g., "I would like this to be considered."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Bancroft S. Gordon <Bancroft.Gordon@marriott.com

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 12, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Marriott International Inc. (MAR)
Proxy Access
Myra K. Young

Ladies and Gentlemen:

This is in regard to the December 9, 2016 no-action request.

The company cited no precedent in which a no action request was decided in favor of a company because a company said in its no action request that the prior year presenter was recognized at the proper time during the annual meeting and asked that the proposal be considered.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Bancroft S. Gordon <Bancroft.Gordon@marriott.com

The relevant portions of the transcript from the Company's 2016 Annual Meeting are set forth below:

Marriott International, Inc. Annual Shareholder Meeting
May 6, 2016

C: Bill Marriott; Marriott International, Inc.; Executive Chairman, Chairman of the Board
C: Arne Sorenson; Marriott International, Inc.; President, CEO

P: Darrell Davis;; Shareholder
P: Cecily Christian;; Shareholder
P: Charles Chester;; Shareholder

+++ presentation
Bill Marriott^

...

At this point, I have determined that we should proceed with the matters to be voted upon. The only appropriate matters to be voted upon at the meeting were set forth in our proxy statement. One such matter is a proposal submitted by a Ms. [Myra Young]. I will now call on Ms. Young's representative to formally present the proposal to our meeting. Is the representative here?

Unidentified Participant^ All right, good morning, Mr. Chairman, Board of Directors. I was told this was going to be an efficient meeting but I'm impressed. Corporate governance is pivotal to the success of all companies and certainly to Marriott. One of the major dysfunctions with boards, generally, is the lack of true allegiance of the directors to shareholders. They are, after all, our agents. In an ideal world, there would be a competition to become a director. There would be more than one person vying for the seat just as we do with political offices.

We don't have that yet. Ideally, directors would win with a majority vote. They would at least attract most of the support of shareholders. But at Marriott, we don't even have that. So, I would like for this to be considered, and I appreciate your attention. Thank you.

Bill Marriott^ Thank you for coming and appreciate your views. As disclosed in the company's proxy statement, since this matter has not been properly presented here, it will not be considered at this meeting. However, I have determined that we should proceed with the matters to be voted upon. The only appropriate matters to be voted upon at the meeting were set forth in the proxy statement. For your information, the proxy, the proposal that was just presented has been defeated, and I guess we'll try again next year in (inaudible).

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
Eising@gibsondunn.com

December 9, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Marriott International, Inc.*
Stockholder Proposal of Myra K. Young
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Marriott International, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "2017 Proposal") and statement in support thereof received from Myra K. Young (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the 2017 Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the 2017 Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(h)(3) because neither the Proponent nor her qualified representative attended the Company's 2016 Annual Meeting of Stockholders to present the Proponent's stockholder proposal that was included in the Company's 2016 proxy statement.

A copy of the 2017 Proposal, which requests that the Company's Board of Directors adopt a "proxy access" bylaw, is attached hereto as Exhibit A.

ANALYSIS

The 2017 Proposal May Be Excluded Under Rule 14a-8(h)(3) Because Neither The Proponent Nor Her Qualified Representative Presented The Proponent's Stockholder Proposal Contained In The Company's 2016 Proxy Statement At The Company's 2016 Annual Meeting Of Stockholders.

Under Rule 14a-8(h)(1), a stockholder proponent must attend the stockholders' meeting to present its stockholder proposal or, alternatively, must send a representative who is qualified under state law to present the proposal on the proponent's behalf. Rule 14a-8(h)(3) provides that, if a stockholder or her qualified representative fails, without good cause, "to appear *and present the proposal*" included in a company's proxy materials, the company will be permitted to exclude all of such stockholder's proposals from the company's proxy materials for any meetings held in the following two calendar years. The Company intends to omit the 2017 Proposal from its 2017 Proxy Materials because the Proponent failed, without good cause, to present a stockholder proposal regarding the implementation of a simple majority voting standard in the Company's Restated Certificate of Incorporation and Amended and Restated Bylaws (the "2016 Proposal") that she submitted under Rule 14a-8 for inclusion in the proxy statement for the Company's 2016 Annual Meeting of Stockholders held on May 6, 2016 in Washington, D.C. (the "2016 Annual Meeting").

The 2016 Proposal asked the Company's Board of Directors to "take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws." *See* Exhibit B. As referenced in the 2016 Proposal, the approval of 66 2/3% of outstanding shares is required under the Company's Restated Certificate of Incorporation and Amended and Restated Bylaws (the "Governance Documents") for certain fundamental changes to the Company's corporate governance and the approval of certain fundamental corporate changes such as a merger,

consolidation, or sale of substantially all of the assets of the Company (but not including the election of directors). The 2016 Proposal stated that these "[s]upermajority voting requirements [are the] target of" the 2016 Proposal.

The Company included the 2016 Proposal in the Company's 2016 proxy statement as Proxy Item 4 (an excerpt of which is attached hereto as Exhibit C). The Company also gave timely notice regarding the 2016 Annual Meeting to the Company's stockholders, and, consistent with SEC regulations and Delaware law, the notice clearly delineated the date, time, and location of the Company's 2016 Annual Meeting. The Proponent's 2016 Proposal was the only stockholder proposal included in the 2016 proxy statement and on the agenda for presentation at the 2016 Annual Meeting.

In her correspondence to the Company in connection with the 2016 Proposal, the Proponent authorized John Chevedden to present the 2016 Proposal. *See* Exhibit B. Subsequently, on May 5, 2016, the Company's Corporate Secretary, Mr. Bancroft S. Gordon, received via email a letter from Mr. Chevedden authorizing Mr. Bart Naylor (the "Proponent's Representative") to present the 2016 Proposal on the Proponent's behalf at the 2016 Annual Meeting. *See* Exhibit D.

At approximately 10:30 a.m. Eastern Time on May 6, 2016, Mr. J.W. Marriott, Jr., the Company's Executive Chairman of the Board, called the 2016 Annual Meeting to order. The Proponent's Representative did not enter the room in which the 2016 Annual Meeting was being held until after the meeting had been convened. Following his introductory remarks, Mr. Marriott asked if a representative of the Proponent was present and called upon that person to present the 2016 Proposal. The Proponent's Representative then rose and began speaking in response.

However, the Proponent's Representative failed to present the 2016 Proposal and instead delivered remarks that were entirely unrelated to the subject matter of the 2016 Proposal. As noted above, the 2016 Proposal concerned replacing certain supermajority voting provisions in the Governance Documents with a "simple majority" vote. On the contrary, the statements of the Proponent's Representative related to an entirely different proposal—which was not included in the 2016 proxy statement and not on the agenda for presentation at the 2016 Annual Meeting—regarding the implementation of a majority voting standard in director elections. As reflected in the transcript of the 2016 Annual Meeting (an excerpt of which is attached hereto as Exhibit E), the Proponent's Representative stated:

> All right, good morning, Mr. Chairman, Board of Directors. I was told this was going to be an efficient meeting but I'm impressed. Corporate governance is pivotal to the success of all companies and certainly to Marriott. One of the major

> dysfunctions with boards, generally, is the lack of true allegiance of the directors to shareholders. They are, after all, our agents. In an ideal world, there would be a competition to become a director. There would be more than one person vying for the seat just as we do with political offices.
>
> We don't have that yet. *Ideally, directors would win with a majority vote. They would at least attract most of the support of shareholders. But at Marriott, we don't even have that. So, I would like for this to be considered*, and I appreciate your attention. Thank you. [emphasis added]

Thus, the proposal that the Proponent's Representative asked "to be considered" concerned the Company allowing "directors [to] win with a majority vote." Under the Company's Governance Documents, directors already "win with a majority vote." Specifically, as noted in the Board Directors' response to the 2016 Proposal, a majority of votes cast is already the voting standard for electing the Company's directors in uncontested director elections, as the Company amended the Governance Documents to adopt majority voting in director elections effective August 16, 2006.[1] Thus, the proposal presented by the Proponent's Representative was entirely inapposite both to the Company and to the 2016 Proposal.

Because the remarks of the Proponent's Representative did not include any statement that reasonably could be interpreted as presenting the 2016 Proposal, Mr. Marriott then announced that the 2016 Proposal had not been properly presented. The Proponent's Representative made no reply to Mr. Marriott's announcement and did not come forward at any subsequent time during the 2016 Annual Meeting to make any remarks regarding the 2016 Proposal. Nonetheless, the Company allowed a vote to be taken on the 2016 Proposal for the convenience of its stockholders. Neither the Proponent nor the Proponent's Representative has communicated to the Company any good cause for the failure to present the 2016 Proposal at the 2016 Annual Meeting.

The Commission has stated that the purpose of the requirement in the predecessor to Rule 14a-8(h)(3) for a stockholder proponent to appear at the stockholders' meeting and present the stockholder proposal was to "provide[] some degree of assurance that the proposal not only will be presented for action at the meeting (the management has no responsibility to do so), but also that someone will be present to *knowledgeably discuss the matter proposed for action and answer any questions which may arise from the shareholders attending the meeting*." Exchange Act Release No. 12999 (Nov. 22, 1976) (*emphasis added*). In proposing amendments to the Rule to allow a stockholder's representative who is qualified under state law to present the

[1] *See* https://www.sec.gov/Archives/edgar/data/1048286/000118143106048907/rrd127798.htm.

proposal on behalf of the stockholder, the Commission continued to recognize the importance of a "well-informed" presentation of a stockholder proposal at the meeting. Exchange Act Release No. 19135 (Oct. 14, 1982) ("1982 Release"). Specifically, in the 1982 Release, the Commission noted that these amendments "should provide greater assurance that the proposal will be presented at the meeting and that the proposal will be presented by a well-informed person. It must be emphasized, however, that it would continue to be the proponent's responsibility, not his representative's, to insure that the proposal is presented." In view of the stated purpose of the Rule to see that "someone will be present to *knowledgeably* discuss the *matter proposed for action*" (*emphasis added*), it would be impossible, consistent with this purpose, to construe the presentation by the Proponent's Representative of an entirely separate proposal unrelated to the 2016 Proposal—and one that the Company implemented over a decade ago—as meeting the requirement of Rule 14a-8(h)(3) to present the 2016 Proposal.

The Staff consistently has concurred that a company may exclude a stockholder proposal under Rule 14a-8(h)(3) because the proponent or its qualified representative, without good cause, failed to appear and present a proposal at either of the company's previous two years' annual meetings. *See, e.g.*, *E.I. du Pont de Nemours and Co. (Phippen)* (avail. Feb. 16, 2010); *State Street Corp.* (avail. Feb. 3, 2010); *Entergy Corp.* (avail. Jan. 12, 2010); *Comcast Corp.* (avail. Feb. 25, 2008); *Eastman Kodak Co.* (avail. Dec. 31, 2007) (in each case, concurring with the exclusion of a stockholder proposal under Rule 14a-8(h)(3) where the proponent failed to appear and present their stockholder proposal in the prior year). In addition, the Staff consistently has granted no-action relief where a proponent's representative failed to present the proponent's proposal when the chairman of the meeting asked the proponent or the proponent's representative to do so. *See, e.g.*, *Southwest Airlines Co.* (avail. Feb. 23, 2012); *Hubbell Inc.* (avail. Jan. 7, 2004), *Raytheon Co.* (avail. Jan. 22, 2003); *PACCAR Inc.* (avail. Feb. 11, 2000); *Plymouth Rubber Co., Inc.* (avail. Feb. 16, 1995). The Staff has determined that this defect is not cured even where the proposal is actually presented at the meeting by an unrelated attendee and voted upon by the stockholders. *See, e.g.*, *Safeway Inc.* (avail. Mar. 7, 2002); *Eastman Chemical Co.* (avail. Feb. 27, 2001); *Entergy Corp.* (avail. Feb. 9, 2001). Here, the 2016 Proposal was not presented by the Proponent's Representative, and there is no basis upon which the Proponent could assert good cause for her authorized representative presenting an entirely separate proposal instead of the 2016 Proposal.

Moreover, the Staff consistently has permitted exclusion of a stockholder proposal under Rule 14a-8(h)(3) where the company in its discretion permitted its stockholders to vote on a stockholder proposal submitted by the proponent at either of the previous two years' annual meetings, even though the proponent of the proposal or its qualified representative failed to appear and present the proposal. *See, e.g.*, *McDonald's Corp.* (avail. Mar. 3, 2015); *Providence and Worcester Railroad Co.* (avail. Jan. 17, 2013); *Ameron Int'l Corp.* (avail. Jan. 12, 2011,

recon. denied Feb. 14, 2011, *recon. denied* Feb. 23, 2011); *Medco Health Solutions, Inc.* (avail. Dec. 3, 2009); *E.I. du Pont de Nemours and Co.* (avail. Jan. 16, 2009); *Intel Corp.* (avail. Jan. 22, 2008) (in each case, concurring with the exclusion of a stockholder proposal where the proponent failed to appear at the previous year's annual meeting, at which the company permitted the proposal to be voted upon for the convenience of its stockholders). Thus, in accordance with this precedent, the Company's decision to permit the 2016 Proposal to be voted upon does not constitute a waiver of its right to exclude the Proponent's 2017 Proposal under Rule 14a-8(h)(3).

We are aware that, in *Sprint Nextel Corp.* (avail. Mar. 18, 2013), the Staff did not concur in the exclusion of a stockholder proposal that the company argued had not been properly presented where the proponent's representative "did not state that he represented the [p]roponent, read a statement in support of the proposal or say what the proposal was about, he merely stated that another shareholder (which had submitted the previous proposal) supported this one." In that instance, the representative appeared at the meeting and, without referring to the substance of the proposal at issue, urged stockholders to vote in favor of the proposal that had been included in the proxy statement. Thus, in *Sprint Nextel*, the representative's presentation of the proposal, although quite brief, met the requirement of Rule 14a-8(h)(3) to present the proposal. Here, by contrast, the Proponent's Representative not only failed to refer to the substance of the 2016 Proposal but also failed to make any statement that reasonably can be interpreted as presenting the 2016 Proposal; instead, he presented an entirely different proposal and not the 2016 Proposal. Thus, unlike in *Sprint Nextel*, neither the Proponent nor the Proponent's Representative was present at the 2016 Annual Meeting to "knowledgeably discuss the matter proposed for action," which was the 2016 Proposal.

Consistent with the express Commission guidance and no-action letter precedent cited above, the Company believes that under Rule 14a-8(h)(3) it may: (i) exclude the 2017 Proposal from the 2017 Proxy Materials; and (ii) omit any proposal made by the Proponent from the proxy materials for all stockholders' meetings held in calendar years 2017 and 2018.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the 2017 Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter,

please do not hesitate to call me at (202) 955-8287 or Bancroft S. Gordon, the Company's Vice President, Assistant General Counsel and Corporate Secretary, at (301) 380-6601.

Sincerely,



Elizabeth A. Ising

Enclosures

cc: Bancroft S. Gordon, Marriott International, Inc.
John Chevedden
Myra K. Young

102223235.6

EXHIBIT A

From: ***FISMA & OMB Memorandum M-07-16***
Date: December 1, 2016 at 6:18:15 PM EST
To: "Bancroft S. Gordon" <Bancroft.Gordon@marriott.com>
Cc: Tom Marder <thomas.marder@marriott.com>
Subject: Rule 14a-8 Proposal (MAR)``

Mr. Gordon,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

James McRitchie and Myra K. Young

FISMA & OMB Memorandum M-07-16

Mr. Bancroft S. Gordon
Corporate Secretary
Marriott International Inc. (MAR)
10400 Fernwood Road
Bethesda, MD 20817
PH: 301-380-3000
PH: 301-380-6601
FX: 301-380-6727

Dear Corporate Secretary,

I am pleased to be a shareholder in Marriott International Inc. (MAR) and appreciate the leadership our company has shown. However, I also believe Marriott has unrealized potential that can be unlocked through low or no cost corporate governance reform.

I am submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year and I pledge to continue to hold the required amount of stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that I am delegating John Chevedden to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Myra K. Young

December 1, 2016
Date

cc: Tom Marder <thomas.marder@marriott.com>
PH: 301-380-2553

cc: John Chevedden

[MAR – Rule 14a-8 Proposal, December 1, 2016]
Proposal [4*] - Shareholder Proxy Access

RESOLVED: Shareholders of the Marriott International, Inc. (the "Company") ask the board of directors (the "Board") to amend its bylaws or other documents, as necessary, to provide proxy access with *essential elements* for *substantial implementation* as follows:

1. *Nominating shareholders or shareholder groups ("Nominators") must beneficially own 3% or more of the Company's outstanding common stock ("Required Stock") continuously for at least three years and pledge to hold such stock through the annual meeting.*
2. *Nominators may submit a statement not exceeding 500 words in support of each nominee to be included in the Company proxy.*
3. *The number of shareholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater.*
4. *No limitation, below fifty, shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% of Required Stock.*
5. *No limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election.*
6. *The Company shall not require that Nominators pledge to hold stock after the annual meeting if their nominees fail to win election.*
7. *Loaned securities shall be counted as belonging to a nominating shareholder if the shareholder represents it has the legal right to recall those securities for voting purposes and will hold those securities through the date of the annual meeting.*

Supporting Statement:

The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated after a court decision regarding the SEC's cost-benefit analysis. Therefore, proxy access rights must be established on a company-by-company basis. Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion. *Public Versus Private Provision of Governance: The Case of Proxy Access* (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Proxy Access: Best Practices
(http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recently implemented access bylaws, such as the fact that even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most companies examined by the Council of Institutional Investors.

Many corporate boards have adopted proxy access bylaws with troublesome provisions that significantly impair the ability of shareholders to participate in the nominating process, the ability of shareholder nominees to effectively serve if elected, and the ability of shareholder nominees to run again. Adoption of bylaws with *all* the requested elements outlined above would help ensure meaningful proxy assess is available to more shareholders.

Increase Shareholder Value
Vote for Shareholder Proxy Access Enhancement – Proposal [4*]

Notes:
Myra K. Young, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email to jm at corpgov.net

From: Gordon, Bancroft
Sent: Monday, December 05, 2016 11:37 AM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Re: Rule 14a-8 Proposal (MAR)

Mr. Chevedden: Please see the attached which has also been sent by FedEx to both you and Ms. Young.

Best regards!

Bancroft

Bancroft S. Gordon | Vice President, Assistant General Counsel & Corporate Secretary | Marriott International, Inc. | 10400 Fernwood Road | Bethesda, MD 20817 | Direct 301-380-6601 | Fax 301-644-7287 | Cell 301-266-0535 | bancroft.gordon@marriott.com



Marriott International, Inc.
Corporate Headquarters

10400 Fernwood Road
Dept. 52/862
Bethesda, MD 20817

Bancroft Gordon
Vice President, Assistant General Counsel
and Corporate Secretary
301/380-6601
301/380-6727 Fax
bancroft.gordon@marriott.com

December 5, 2016

VIA OVERNIGHT MAIL AND EMAIL
John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of Marriott International, Inc. (the "Company"), which received on December 1, 2016, the stockholder proposal you submitted on behalf of Myra K. Young (the "Proponent") entitled "Shareholder Proxy Access" pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of the Proponent's continuous ownership of the required number or amount of Company shares for the one-year period preceding and including December 1, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including December 1, 2016; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the required number or amount of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking the Proponent's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from the Proponent's broker or bank verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including December 1, 2016.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including December 1, 2016. You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 1, 2016, the required number or amount of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Marriott International, Inc., Department 52/862, 10400 Fernwood Road, Bethesda, Maryland 20817. Alternatively, you may transmit any response by email to me at Bancroft.Gordon@marriott.com.

If you have any questions with respect to the foregoing, please contact me at 301-380-6601. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Bancroft S. Gordon
Vice President, Assistant General Counsel &
Corporate Secretary

cc: Myra K. Young

Enclosures

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, December 05, 2016 9:29 PM
To: Gordon, Bancroft
Subject: Rule 14a-8 Proposal (MAR) blb

Mr. Gordon,
Please see the attached broker letter.
Sincerely,
John Chevedden



MAR

Post-it® Fax Note 7671	Date 12-5-16	# of pages ▶
To Bancroft Gordon	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 301-380-6727	Fax #	

12/05/2016

Myra Young

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear Myra Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that as of the date of this letter, Myra K. Young held, and had held continuously for at least thirteen months, 75 shares of Marriott International Inc (MAR) common stock in her account ending in ***FISMA & OMB Memorandum M-07-16 at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188. '

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Nancy LeBron

Nancy LeBron
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

EXHIBIT B

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, December 08, 2015 10:37 PM
To: Gordon, Bancroft
Cc: Marder, Thomas
Subject: Rule 14a-8 Proposal (MAR)``

Dear Mr. Gordon,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

FISMA & OMB Memorandum M-07-16

Mr. Bancroft S. Gordon
Corporate Secretary
Marriott International Inc. (MAR)
10400 Fernwood Road
Bethesda, MD 20817
PH: 301-380-3000
PH: 301-380-6601
FX: 301-380-6727

Dear Corporate Secretary,

I am pleased to be a shareholder in Marriott International Inc. (MAR) and appreciate the leadership our company has shown. However, I also believe Marriott has unrealized potential that can be unlocked through low or no cost corporate governance reform.

I am submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year and I pledge to continue to hold the required amount of stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that I am delegating John Chevedden to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Myra K. Young

December 8, 2015
Date

cc: Tom Marder <thomas.marder@marriott.com>
PH: 301-380-2553

cc: John Chevedden

[MAR: Rule 14a-8 Proposal, December 8, 2015]

Proposal [4] – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements, the target of this proposal, have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner.

Currently a 1%-minority can frustrate the will of our 90%-shareholder majority. Our company has certain 67% voting thresholds to transition to improved corporate governance. On top of this formidable 67% barrier, the status quo Marriott family owns 24% of our stock. Thus certain changes might require an impossible 91% vote from independent shareholders in order to pass.

We gave 47% support to this proposal topic in 2014. This 47% vote represented the substantial majority of independent Marriott shareholders. The Marriott family controlled 24% of the shares eligible to vote in 2014 and significantly more than 24% of the shares that were actually voted at the 2014 annual meeting. Yet the 2014 version of this proposal still received 47% of the total votes cast for and against this topic – an impressive showing.

Please vote to enhance shareholder value:

Simple Majority Vote – Proposal [4]

Notes:
Myra K. Young, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB Memorandum M-07-16

EXHIBIT C

Corporate Headquarters and Mailing Address:
10400 Fernwood Road
Bethesda, Maryland 20817



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD FRIDAY, MAY 6, 2016

To our Stockholders:

April 6, 2016

The 2016 annual meeting of stockholders of Marriott International, Inc. (the "*Company*") will be held at the JW Marriott Hotel, 1331 Pennsylvania Avenue, N.W., Washington, D.C. 20004 on Friday, May 6, 2016, beginning at 10:30 a.m. Doors to the meeting will open at 9:30 a.m. At the meeting, stockholders will act on the following matters:

1. Election of each of the 11 director nominees named in the proxy statement;
2. Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2016;
3. An advisory resolution to approve executive compensation;
4. A stockholder resolution recommending implementation of a simple majority voting standard in our governance documents, if properly presented at the meeting; and
5. Any other matters that may properly be presented at the meeting.

Stockholders of record at the close of business on March 14, 2016, are entitled to notice of and to vote at this meeting.

For the convenience of our stockholders, proxies may be given either by telephone, electronically through the Internet, or by completing, signing, and returning the enclosed proxy card. In addition, stockholders may elect to receive future stockholder communications, including proxy materials, through the Internet. Instructions for each of these options can be found in the enclosed materials.

By order of the Board of Directors,

Bancroft S. Gordon
Secretary

PLEASE REFER TO THE LAST PAGE OF THIS PROXY STATEMENT FOR DIRECTIONS TO THE MEETING AND INFORMATION ON PARKING, PUBLIC TRANSPORTATION AND LODGING.

TABLE OF CONTENTS

discretionary authority to appoint the independent auditors, the Board is seeking stockholder ratification of the appointment of the independent auditors as a matter of good corporate governance. If the stockholders do not ratify the appointment of Ernst & Young LLP, the Audit Committee will take that into consideration when determining whether to continue the firm's engagement.

The Board recommends a vote FOR ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year 2016.

ITEM 3—Advisory Resolution to Approve Executive Compensation

We are asking stockholders to approve a non-binding advisory resolution on the compensation of our Named Executive Officers ("NEOs"), as disclosed in this proxy statement. Although the resolution, commonly referred to as a "say-on-pay" resolution, is non-binding, our Board of Directors and Compensation Policy Committee value your opinions and will consider the outcome of the vote when making future compensation decisions. After consideration of the vote of stockholders at the 2011 annual meeting of stockholders and consistent with the Board's recommendation, the Board's current policy is to hold an advisory vote on executive compensation on an annual basis, and accordingly, after the 2016 annual meeting, the next advisory vote on the compensation of our NEOs is expected to occur at our 2017 annual meeting of stockholders.

We urge you to read the Compensation Discussion and Analysis ("CD&A") beginning on page 27 of this proxy statement, which describes in detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative, appearing on pages 45 through 53, which provide detailed information on the compensation of our NEOs.

The Board believes that our current executive compensation program achieves an appropriate balance of long- and short-term performance incentives, reinforces the link between executive pay and the Company's long-term performance and stock value, and thereby aligns the interests of our NEOs with those of stockholders.

In accordance with Section 14A of the Exchange Act, and as a matter of good corporate governance, we are asking stockholders to approve the following advisory resolution at the 2016 annual meeting:

> RESOLVED, that the stockholders of Marriott International, Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the Proxy Statement for the Company's 2016 Annual Meeting of Stockholders.

The Board recommends that you vote FOR approval of the advisory resolution on executive compensation.

ITEM 4—Stockholder Resolution Recommending Implementation of a Simple Majority Voting Standard in our Governance Documents

Myra K. Young (the "proponent"), ***FISMA & OMB Memorandum M-07-16*** (owner of 75 shares of our Class A common stock), has advised the Company that she plans to present the following

proposal at the annual meeting. We have included the proponent's proposal in this proxy statement pursuant to SEC rules, and the Board's response to it follows. The proponent's proposal contains assertions about the Company or other statements that we believe are incorrect. We have not attempted to refute all inaccuracies.

The Proponent's Proposal

Proposal 4—Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements, the target of this proposal, have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner.

Currently a 1%-minority can frustrate the will of our 90%-shareholder majority. Our company has certain 67% voting thresholds to transition to improved corporate governance. On top of this formidable 67% barrier, the status quo Marriott family owns 24% of our stock. Thus certain changes might require an impossible 91% vote from independent shareholders in order to pass.

We gave 47% support to this proposal topic in 2014. This 47% vote represented the substantial majority of independent Marriott shareholders. The Marriott family controlled 24% of the shares eligible to vote in 2014 and significantly more than 24% of the shares that were actually voted at the 2014 annual meeting. Yet the 2014 version of this proposal still received 47% of the total votes cast for and against this topic—an impressive showing.

Please vote to enhance shareholder value:

Simple Majority Vote—Proposal 4

Board Response

The Board will oppose this proposal if it is properly presented at the 2016 annual meeting and recommends a vote AGAINST this proposal for the following reasons:

The Board recommends that stockholders vote against this stockholder proposal for a number of reasons, as discussed below. After careful consideration, the Board has determined that adopting this proposal would not serve to enhance stockholder value and, therefore, it is not in the best interests of the Company or its stockholders. The Board also notes that, at both the 2014 and 2015 annual

meetings, stockholders considered and rejected virtually identical stockholder proposals. The proponent notes that the proposal received 47 percent support in 2014 but failed to note that it received only 41.7 percent support at the 2015 annual meeting. The Board believes that the downward trend in support for the proposal reflects a growing sentiment among stockholders that the proposal is not appropriate for the Company.

Voting Thresholds.

A majority of votes cast is already the voting standard for electing the Company's directors in uncontested director elections under the Company's existing Restated Certificate of Incorporation (the "Certificate") and Amended and Restated Bylaws (collectively with the Certificate, the "Governance Documents"). The approval of 66 2/3% of outstanding shares is required under the Governance Documents only for certain fundamental changes to the Company's corporate governance, including the removal of directors, certain amendments to the Governance Documents, certain transactions with "Interested Stockholders" (described below) and the approval of certain fundamental corporate changes such as a merger, consolidation, or sale of substantially all of the assets of the Company.

Benefit to Stockholders of Supermajority Provisions.

Delaware law permits companies to adopt supermajority voting requirements, and a number of publicly-traded companies have adopted these provisions to preserve and maximize long-term value for all stockholders. Supermajority voting requirements on fundamental corporate matters help to protect stockholders against self-interested and potentially abusive transactions proposed by certain stockholders who may seek to advance their interests over the interests of the majority of the Company's stockholders. For example, if the stockholder proposal were implemented, certain transactions between the Company and "Interested Stockholders" (which include stockholders who beneficially own, and affiliates of the Company that at any time in the two years preceding such a transaction have beneficially owned, at least 25% of the voting power of the Company's stock) could be approved by only a majority of votes cast. The Board believes that the current supermajority voting standard is preferable because it would encourage Interested Stockholders to negotiate transaction terms that take into account the interests of all of the Company's stockholders and that do not sacrifice the long-term success of the Company for short-term benefits.

Marriott has an Excellent Corporate Governance Structure.

The Company's Board is firmly committed to good corporate governance and has adopted a wide range of practices and procedures that promote effective Board oversight, and the Company has earned a reputation as being a leader in this area. The Board believes that the corporate governance concerns raised by the proponent are misplaced. Some of the Company's progressive governance policies and practices include the following:

- directors are elected annually by a majority of votes cast in uncontested elections
- the Nominating and Corporate Governance Committee evaluates each director each year and makes a recommendation to the Board on the nomination of each for election
- the Board has appointed an independent Lead Director who also chairs our Nominating and Corporate Governance Committee and presides over regular executive sessions and other meetings of the independent directors on the Board
- in December 2011, the Board separated the positions of Chairman and Chief Executive Officer

- the Board established a mandatory retirement age of 72 for all directors except for Mr. Marriott, Jr.
- the Company did not renew a stockholder rights plan (also known as a poison pill) when it expired in 2008.

In addition, the Company's commitment to corporate governance has been recognized by independent third parties, including by *Corporate Secretary* Magazine, which named the Company a finalist in the category of "Best Overall Governance, Compliance and Ethics (large cap)" in 2012, and by the Ethisphere Institute, which named Marriott among the "World's Most Ethical Companies" in 2015, for the eight year.

Consistent with its current practice, the Board will continue to evaluate the future implementation of appropriate corporate governance measures. However, for the reasons discussed above, the Board does not believe it is in the best interests of stockholders or the Company to implement the stockholder proposal's request for the lowest possible voting thresholds on all matters on which stockholders vote.

For these reasons, the Board opposes this proposal and recommends a vote AGAINST the proposal.

EXHIBIT D

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Bancroft S. Gordon
Vice President, Assistant General Counsel & Corporate Secretary
Corporate Secretary
Marriott International Inc. (MAR)
10400 Fernwood Road
Bethesda, MD 20817
PH: 301-380-6601
FX: 301-644-7287

Dear Mr. Gordon,

In looking forward to a good annual meeting this is to authorize Mr. Bart Naylor to present the rule 14a-8 proposal. Please forward this information to the Chairman of the meeting and to the Chairman of the Corporate Governance Committee.

This is to respectfully request that the company exercise its fiduciary duty to shareholders and extend every courtesy to facilitate this shareholder presentation. Also for the company to advise and alert me immediately by email and telephone if the company has any question on this message or perceived further requirement.

Thank you and all the best for a good meeting.

Sincerely,



John Chevedden

May 5, 2016
Date

cc: Myra K. Young

Tom Marder <thomas.marder@marriott.com>

EXHIBIT E

The relevant portions of the transcript from the Company's 2016 Annual Meeting are set forth below:

Marriott International, Inc. Annual Shareholder Meeting
May 6, 2016

C: Bill Marriott; Marriott International, Inc.; Executive Chairman, Chairman of the Board
C: Arne Sorenson; Marriott International, Inc.; President, CEO

P: Darrell Davis;; Shareholder
P: Cecily Christian;; Shareholder
P: Charles Chester;; Shareholder

+++ presentation
Bill Marriott^

…

At this point, I have determined that we should proceed with the matters to be voted upon. The only appropriate matters to be voted upon at the meeting were set forth in our proxy statement. One such matter is a proposal submitted by a Ms. [Myra Young]. I will now call on Ms. Young's representative to formally present the proposal to our meeting. Is the representative here?

Unidentified Participant^ All right, good morning, Mr. Chairman, Board of Directors. I was told this was going to be an efficient meeting but I'm impressed. Corporate governance is pivotal to the success of all companies and certainly to Marriott. One of the major dysfunctions with boards, generally, is the lack of true allegiance of the directors to shareholders. They are, after all, our agents. In an ideal world, there would be a competition to become a director. There would be more than one person vying for the seat just as we do with political offices.

We don't have that yet. Ideally, directors would win with a majority vote. They would at least attract most of the support of shareholders. But at Marriott, we don't even have that. So, I would like for this to be considered, and I appreciate your attention. Thank you.

Bill Marriott^ Thank you for coming and appreciate your views. As disclosed in the company's proxy statement, since this matter has not been properly presented here, it will not be considered at this meeting. However, I have determined that we should proceed with the matters to be voted upon. The only appropriate matters to be voted upon at the meeting were set forth in the proxy statement. For your information, the proxy, the proposal that was just presented has been defeated, and I guess we'll try again next year in (inaudible).